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Exhibit 12(a)

Aon Corporation and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
			Years Ended December 31,
(millions except ratios)
	2003	2002	2002	2001	2000	1999	1998
Income before provision for income taxes and minority interest	$256	$271	$793	$309	$854	$635	$931
Add back fixed charges:
Interest on indebtedness	28	29	124	127	140	105	87
Interest credited on investment-type insurance contracts	1	12	29	56	71	77	72
Interest on ESOP	—	—	—	—	—	1	2
Portion of rents representative of interest factor	14	15	59	57	54	49	51

Income as adjusted	$299	$327	$1,005	$549	$1,119	$867	$1,143

Fixed charges:
Interest on indebtedness	$28	$29	$124	$127	$140	$105	$87
Interest credited on investment-type insurance contracts	1	12	29	56	71	77	72
Interest on ESOP	—	—	—	—	—	1	2
Portion of rents representative of interest factor	14	15	59	57	54	49	51

Total fixed charges	$43	$56	$212	$240	$265	$232	$212

Ratio of earnings to fixed charges	7.0	5.8	4.7	2.3	4.2	3.7	5.4

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  Exhibit 12(a)
Aon Corporation and Consolidated Subsidiaries Combined With Unconsolidated Subsidiaries Computation of Ratio of Earnings to Fixed Charges